UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14F-1/A
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                               Secured Data, Inc.
        (Exact name of registrant as specified in its corporate charter)


           Nevada                         000-32253             87-0650264
(State or other jurisdiction of           Commission          (I.R.S. Employer
incorporation or organization)            File Number        Identification No.)




                            16 B/F Ruixin Road Bldg.
                               No. 25 Gaoxin Road
                          Xi An 710075 Shaanxi Province
                                      China
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


                                 (801) 303-5730
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


                    Approximate Date of Mailing: May __, 2005


NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on December 27, 2004, of shares of $.001 par common stock ("Common Stock") of Secured Data, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately after the closing of the Transactions (as that term is defined below), the Company had

93,604,958 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.


INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Secured Data, Inc., a Nevada corporation (the "Company"), in connection with two transactions occurring on December 20, 2004: (a) one transaction which involved a sale by a shareholder holding a majority of the common stock of the Company; and (b) immediately thereafter, one that involved the issuance of a majority of the common stock of the Company in connection with acquisition of a business. The Company is a reporting company pursuant to the Exchange Act of 1934, as amended.

THE TRANSACTIONS

Pursuant to the terms of a Stock Purchase Agreement dated December 20, 2004 ("Malone Agreement"), Art Malone, Jr. ("Selling Shareholder") sold 7,229,601 shares of the common stock of Secured Data, Inc. ("Company") for $300,000 (the "Sale") to Zhi Lan Wang and Jun Lin, individuals, on the closing date of December 20, 2004. As a result, the 7,229,601 shares of the common stock of the Company sold represented approximately 56.18% of the total outstanding stock of the Company. No part of the consideration used to acquire control of the Company was from a loan. The Board of Directors also appointed Xinwen Hou as an additional member of the Board of Directors. Immediately thereafter, pursuant to the terms of an Agreement and Plan of Reorganization dated December 20, 2004 ("Northwest Agreement"), the Company initially purchased 30% of the common shares of Northwest Bio-Technic Inc. ("NBTI"), a British Virgin Islands corporation, in exchange for 80,735,590 shares of the Company's common stock ("Acquisition"), and agreed to purchase the remaining 70% of NBTI's common shares in exchange for a promissory note ("Promissory Note") convertible into 10,465,725 (post a one for eighteen reverse split) shares of the Company's common stock. As a result, the 80,735,590 shares of the common stock of the Company sold represented approximately 86.3% of the total outstanding stock of the Company. No part of the consideration used to acquire control of the Company was from a loan.

The purchase price for the remaining 70% of NBTI's common shares was $1,900,000 payable by the Company's issuance of the Promissory Note on December 20, 2004. The Promissory Note may be convertible into 10,465,725 (post a one for eighteen reverse split) shares of the Company's common stock upon maturity at the discretion of the Company. The shareholders of NBTI may also convert at any time prior to maturity of the Promissory Note.

The Sale and the Acquisition described in the paragraphs above are referred to herein as the "Transactions." The Transactions were approved by Mr. Malone, and Messrs. Zhi Lan Wang and Jun Lin by written consent.

CHANGES IN MAJORITY OF DIRECTORS

As part of the Transactions, following the conclusion of the 10-day Period, the following changes to the Company's directors and officers have occurred or will occur:

Art Malone, Jr. resigned as the Company's Chief Executive Officer, Chief Financial Officer and any other officer capacity effective December 20, 2004.

The Board of Directors, effective upon Mr. Malone's resignation on December 20, 2004, appointed Jing An Wang as Chief Executive Officer and President, San Ding Tao as Chief Financial Officer, and Xinwen Hou as Secretary. The Board of Directors also appointed Xinwen Hou as an additional member of the Board of Directors.

Jing An Wang, San Ding Tao and Jun Qi Zhang were appointed as additional members of the Corporation's Board of Directors, subject to the 10-day period after the filing of an Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934.

NBTI was incorporated in the British Virgin Islands on June 25, 2004. NBTI operates through its wholly owned subsidiary, Huifeng Biochemistry Joint Stock Company ("Huifeng"), which is a joint stock company established under the laws of the People's Republic of China ("PRC") and responsible for the production and sales of plant extracts, biochemical products and pharmaceutical raw products in the PRC. A joint stock company is analogous to a limited liability company in the United States.

The closing date for the Transactions was December 20, 2004.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers for our fiscal years ended December 31, 2003, 2002 and 2001. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

=============================================================================================================
                                          Annual                  Other Annual   All Other Name and Principal
Position                        Year    Salary ($)   Bonus ($)  Compensation ($)   Compensation ($)
---------------------------     ----    ----------   ---------  ---------------- ----------------------------
Art Malone, Jr.                 2003      None         None           None               None
CEO and CFO                     2002      None         None           None               None
                                2001      None         None           None               None
=============================================================================================================


COMPENSATION OF DIRECTORS. Our directors are not paid cash compensation nor are they are paid in common stock for attendance at meetings of the Board of Directors.

STOCK OPTION GRANTS. Art Malone, Jr., the Company's sole officer and director, was granted in June 2003 an option to acquire 500,000 shares at $0.10 per share. This option was granted by the former board of directors without shareholder approval. Giving effect to the reverse split of January 2004, this option is adjusted to acquire 3,333 shares at $1.50. The option has been cancelled pursuant to the Transactions.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES. No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2003.

OUTSTANDING STOCK OPTIONS. The Company has no stock option plan in place, nor has the Company granted any stock options or have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of December 19, 2004 (prior to the Transactions), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

============================================================================================================
                                                              Amount and Nature of
Title of Class         Name of Beneficial Owner               Beneficial Ownership          Percent of Class
--------------         ---------------------------------      ---------------------------   ----------------
Common Stock           Art Malone, Jr.                        8,032,890 shares, Director,        62.4%
                       409 Calle San Pablo, #100-101          CEO and CFO
                       Camarillo, CA 93010
--------------         ---------------------------------      ---------------------------   ----------------
Common Stock           All directors and named executive      8,032,890 shares                   62.4%
                       Officers as a group (1 person)
============================================================================================================

The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which the person has the right to acquire within 60 days, such as convertible notes, warrants or options to purchase shares of common stock.

The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of December 21, 2004 (following the Transactions ), by (a) each beneficial owner of more than five percent of Company common stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

================================================================================================================
                             Name and Address                    Amount and Nature of           Percent of
Title of Class              of Beneficial Owner                    Beneficial Owner              Class (1)
--------------    -------------------------------------          --------------------         ---------------
Common Stock      Jing An Wang                                   46,584,436 shares (2)             49.77%
                  CEO, President
                  c/o Vincent & Rees
                  175 East 400 South, Suite 1000
                  Salt Lake City, UT 84111
--------------    -------------------------------------          --------------------         ---------------
Common Stock      Xinwe Hou                                      3,633,102 shares                   3.88%
                  Secretary, Director
                  c/o Vincent & Rees
                  175 East 400 South, Suite 1000
                  Salt Lake City, UT 84111
--------------    -------------------------------------          --------------------         ---------------
Common Stock      San Ding Tao                                   3,633,102 shares                   3.88%
                  CFO
                  c/o Vincent & Rees
                  175 East 400 South, Suite 1000
                  Salt Lake City, UT 84111
--------------    -------------------------------------          --------------------         ---------------
Common Stock      Xi'an Renfeng Investment Ltd. Co               9,284,593 shares                   9.92%
                  c/o Vincent & Rees
                  175 East 400 South, Suite 1000
                  Salt Lake City, UT 84111
--------------    -------------------------------------          --------------------         ---------------
Common Stock      Art Malone, Jr.                                803,289 shares                     0.86%
                  7407 E. Ironwood Court                         Director
                  Scottsdale, AZ 85258
--------------    -------------------------------------          --------------------         ---------------
Common Stock      All officers and directors as                  54,653,929 shares                 58.39%
                  a group (4 persons)
================================================================================================================

(1) Percentage is based on 93,604,958 shares of common stock outstanding as of December 28, 2004. While the Company has issued a convertible note which may convert into 10,465,725 (post a one for eighteen reverse split) shares of the Company's common stock, this has not been included in the table because such conversion cannot occur prior to the stock split.

(2) Although Mr. Wang directly owns 37,299,843 shares of the Company's common stock, Mr. Wang is also the controlling shareholder of Xi'an Renfeng Investment

Ltd. Co., which owns 9,284,593 shares of the Company's common stock, making his total direct and indirect beneficial ownership equal to 46,584,436 common shares.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of common stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the grant are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the common stock indicated as beneficially owned by them.



DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that, after the closing of the Transactions, there will be certain changes in the composition of its board of directors.

Please also see "Introduction - Changes in Majority of Directors and Executive Officers," above. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company's certificate of incorporation, by-laws and applicable law.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

EXECUTIVE OFFICERS AND DIRECTORS AS OF DECEMBER 19, 2004:

================================================================
        Name                   Age                Position
---------------------      ----------      ---------------------
Jing An Wang                   44              CEO, President
---------------------      ----------      ---------------------
Art Malone, Jr.                37                Director
--------------------      -----------      ---------------------
San Ding Tao                   36                   CFO
--------------------      -----------      ---------------------
Xinwen Hou                     36           Director, Secretary
================================================================

Proposed Members of Board of Directors after Conclusion of the 10-day Period Required by Rule 14f-1:

================================================================
        Name                   Age                Position
---------------------      ----------      ---------------------
Jing An Wang                   44                Director
---------------------      ----------      ---------------------
San Ding Tao                   36                Director
---------------------      ----------      ---------------------
Jun Qi Zhang                   39                Director
================================================================

JING AN WANG--PROPOSED DIRECTOR

Mr. Jing An Wang, age 44, is currently Chief Executive Officer and President of the Company since December 20, 2004, and serves in the same capacity for Huifeng, of which he was the founder in 2000. Mr. Wang has over fifteen years of experience in accounting and financial management. Mr. Wang has served as Accounting Supervisor and Chief Financial Officer for various companies during his professional career. Before Mr. Wang founded Huifeng in 2000, he was the Chief Financial Officer for Wei Xing Enterprises from 1999 to 2000. In 2004, he was awarded "Entrepreneur of the Year" by the Xi An Hi Tech Development Zone. Mr. Wang is also a certified public accountant.

SAN DING TAO--PROPOSED DIRECTOR

Mr. San Ding Tao, age 36, is currently Chief Financial Officer of the Company since December 20, 2004, and serves in the same capacity for Huifeng. Mr. Tao served as VP of Finance and CFO for various technology and bio-tech firms before he joined Huifeng in 2003. From 1998 - 2000, Mr. Tao served as Chief Financial Officer for Xi An Lan Xi Science & Technology Inc.; and from 2000 -2003, Mr. Tao served as Chief Financial Officer for Xi An Xing Yi Science & Technology Inc. Mr. Tao is a graduate of Chinese Southern Financial College.

JUN QI ZHANG--PROPOSED DIRECTOR

Mr. Jun Qi Zhang, age 39, is currently Vice President of Sales and Marketing of Huifeng. Mr. Zhang held various sales and marketing leadership positions before he joined Huifeng in 2003. From 2000 - 2003, Mr. Zhang served as the Vice President of Sales at Shan Xi Sai De High Tech Inc. He graduated from Xi An Foreign Language Institute with a major in International Trade.

COMMITTEES. The Company current has no established committees, including audit, nominating and compensation committees. The Board of Directors in its entirety nominates candidates to stand for election to the Board of Directors. None of the current members of the Company's Board of Directors qualify as independent directors.

MEETINGS OF THE BOARD OF DIRECTORS. The Board held two meetings in 2003 and five in 2004.

FAMILY RELATIONSHIPS. There are no family relationships between the officers and directors of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2003, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors is indebted to the Company.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized this 10th day of May, 2005.

By:   /s/ Jing An Wang
      ------------------------
      Jing An Wang
Its:  Chief Executive Officer